November 14, 2011

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Terence O’Brien

Branch Chief

Re:	Polypore International, Inc.

    Form 10-K

    Filed February 25, 2011

    File No. 1-32266

Ladies and Gentlemen:

Polypore International, Inc. (the “Company” or “we”) hereby submits this response to the comments received from the Staff of the Securities and Exchange Commission (the “Commission”) with regard to our Annual Report on Form 10-K for the fiscal year ended January 1, 2011 and filed with the Commission on February 25, 2011 (the “2010 Form 10-K”).

For your convenience and reference, we repeat your comments below (using the same numbering in your letter) and our responses follow.

Form 10-K for the year ended January 1, 2011

Item 3. Legal Proceedings, page 23

1.	We note your statement on page 24 that you believe that the final resolution of the FTC and Microporous matter will not have a material adverse impact on your business, financial condition or results of operations. In future filings, please describe and quantify the assets that are subject to the potential divestiture, quantify the percentage of revenues generated by these assets, and disclose whether those assets generated a profit or loss in any period presented that was material to consolidated operating results or cash flows. Refer to Section 501.12.b.3 of the Financial Reporting Codification.

Company Response: The Company agrees to include the requested disclosure in future filings.

Management’s Discussion and Analysis, page 28

Liquidity and Capital Resources, page 37

2.

You state on page 38 that when loans are outstanding under the revolving credit facility, you are required to maintain a senior leverage ratio of indebtedness to Adjusted EBITDA of less than 3.00 to 1.00, and that at January 1, 2011, your senior leverage ratio was 1.62

11430 N. Community House Road

Charlotte, N.C. 28277

Securities and Exchange Commission

November 14, 2011

to 1.00. You also disclose that under the revolving credit facility, you had $80.9 million of borrowings available at that date, which consists of the $90.0 million facility less undrawn standby letters of credit. Please confirm to us that no loans are outstanding under the revolving credit facility at each of January 1, 2011, April 2, 2011 and July 2, 2011, and if so, that maintenance of a senior leverage ratio does not apply.

Company Response: The Company had no loans outstanding under the revolving credit facility at January 1, 2011, April 2, 2011, July 2, 2011 and October 1, 2011. The Company is required to maintain a senior leverage ratio of less than 3.00 to 1.00 when loans are outstanding under the revolving credit facility. Although no loans were outstanding and the Company was below the required senior leverage ratio at these dates, the Company believes that disclosure of the ratio is an important indicator of its ability to access the revolving credit facility.

3.	Please tell us and disclose in MD&A in future filings the following: i) how much of your consolidated cash balance is held in foreign accounts, ii) whether there are any restrictions over the ability of the registrant to transfer funds with and among its subsidiaries; and iii) whether there could be any material adverse tax consequences if the registrant transferred foreign cash to the U.S.

Company Response: As of October 1, 2011 and December 31, 2010, approximately 70% of our cash and cash equivalents were held by foreign subsidiaries. There were no significant restrictions on our ability to transfer funds with and among subsidiaries, or any material adverse tax consequences that would impact our ability to transfer funds held by foreign subsidiaries to the U.S.

The Company agrees to include the requested disclosure in future filings.

3. Property, Plant and Equipment, page 54

4.	Please tell us more about the specific projects that materially comprise the construction in progress (CIP) balance. For each material project, describe the business purpose and identify the construction commencement date and the expected completion date. Describe the costs classified to this account and clearly distinguish these costs from repairs and maintenance costs. Further, please quantify the repairs and maintenance expense that has been recognized in each of the last two fiscal years.

Company Response: The construction in progress balance at January 1, 2011 and January 2, 2010 relates primarily to the capacity expansion projects discussed in Management’s Discussion and Analysis – Overview (p.28) in the 2010 Form 10-K. The Company agrees to provide similar disclosure in Management’s Discussion and Analysis in future filings. The Company capitalizes costs that increase the future economic benefits of assets. Routine repair and maintenance costs, which are incurred to maintain assets in operating condition, are expensed in the period incurred. Repairs and maintenance expense was approximately 6% of net sales in each of the last two fiscal years.

Securities and Exchange Commission

November 14, 2011

6. Accrued Liabilities, page 55

5.	Please tell us the reason for the significant increase in “Compensation expense and other fringe benefits” during 2010, and the nature of the “Other” line item.

Company Response: The increase in “Accrued Liabilities – Compensation expense and other fringe benefits” during 2010 was due to higher accrued variable incentive compensation under performance-based compensation plans. In Management’s Discussion and Analysis in the 2010 Form 10-K, the Company highlights the impact of higher accrued variable incentive compensation in discussing the increase in accounts payable and accrued liabilities and the increase in selling, general and administrative expenses.

The “Other” line item in the accrued liabilities footnote consists of various accruals that are individually less than 5% of total current liabilities (for example, current portion of pension and postretirement benefits, utilities and professional fees).

22. Segment Information, page 72

6.	You disclose you have three operating segments and report two segments. We note, among other things, the following: i) Exhibit 21.1 reports many foreign subsidiaries; ii) the tax footnote on page 59 reports that most of your pre-tax income is generated by foreign operations; iii) the segment footnote on page 74 shows that foreign sales are 67% of consolidated sales; and iv) the foreign operations risk factor on page 19 suggests the economic characteristics of foreign operations could be dissimilar. Please provide to us all financial reports given to the CODM for the years from 2008 to 2010, including any reports with disaggregated geographic data.

Company Response: The Company’s operations are managed on a products basis and are comprised of three operating segments that have been aggregated into two reportable segments: energy storage and separations media. In accordance with ASC 280, “Segment Reporting,” because the Company is managed on a products basis, it also discloses geographic information on an enterprise-wide basis consisting of net sales and property, plant and equipment by geographic location. As disclosed on p.7 of the 2010 Form 10-K, the Company has 14 manufacturing sites and 13 sales and service locations throughout the Americas, Europe and Asia, with sales relatively balanced across these regions. As a result of its global presence, the Company has a number of foreign subsidiaries, many of which are required for legal or statutory purposes and are not operating entities. Profitability by major product group does not differ substantially between geographic locations. However, because the majority of the Company’s financing is based in the U.S., interest expense and other financing related costs result in lower pre-tax income in the U.S. than in foreign locations. In addition, the Company’s 2009 U.S. pre-tax income was significantly impacted by a goodwill impairment charge.

Securities and Exchange Commission

November 14, 2011

The Company will provide the Staff supplementally with copies of relevant financial reports reviewed by the chief operating decision maker.

The Company makes the following acknowledgments:

•	That it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call R. Douglas Harmon at Parker Poe Adams & Bernstein LLP ((704) 335-9020) or me ((704) 587-8447) if you have any questions or comments regarding the foregoing.

Sincerely yours,

/s/ Lynn Amos

Lynn Amos
Chief Financial Officer

cc:	Jenn Do, Securities and Exchange Commission

Al Pavot, Securities and Exchange Commission

R. Douglas Harmon, Parker Poe Adams & Bernstein LLP